

March 10, 2015

<u>Via E-mail</u>
Ms. JJ Fueser
UNITE HERE
243 Golden Gate Avenue
San Francisco, CA 94102

> **Re: Pinnacle Entertainment, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by UNITE HERE**
> **Filed February 27, 2015**
> **File No. 001-13641**

Dear Ms. Fueser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please include a section in your proxy statement explicitly directing shareholders to the company's proxy statement for the names of, and other required information regarding, the company nominees to the board of trustees.

<u>Preserving the Right to Annual Director Elections in a Spun-Off Company (Proposal No. 2)</u>

2.   Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise the proxy materials to the extent necessary, and provide supplemental support where appropriate for any non-conforming statements. By way of example only, the following statements should be clarified as your belief:

- "Firms with classified boards are more likely to make acquisitions that decrease shareholder value and are associated with lower returns to shareholders in the event of a takeover."
- "Classified boards also tend to award executive pay that is less correlated to performance."

Supporting Statement for Shareholder Proposal to Limit Anti-Takeover Provisions (Proposal No. 5)

3.   Please provide support for the following statement: "Research on such anti-takeover statutes indicates that they fail to protect shareholder interests."

Form of Proxy

4.   Please mark your form of proxy "Preliminary Copy."

5.   Please clarify that the initial Proposal No. 1 relates to the company nominees.

6.   Please include a "for" box with respect to your Proposal No. 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Andrew Kahn, Esq.
       Davis, Cowell & Bowe, LLP